CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

December 22, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Dan Morris

Re:          Continental Alloy Wheel Corporation
Amendment No. 2 to Registration Statement on Form S-1
Amended on November 8, 2011
File Number: 333-173038

Dear Sirs,

In response to your letter dated November 23, 2011, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Prospectus

1.
We note that Underhill Securities Corp. has agreed to serve as your escrow agent.  Please provide your analysis as to how this arrangement complies with the requirement under Rule 419 that the escrow account be “maintained by an insured depository institution”, as indicated in your response to prior comment 1.

The Company has signed an escrow agreement with Underhill Securities Corp., a broker/dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3-1).  Consistent with Rule 419(b)(1)(i)(B), the securities issued in the offering, and the gross proceeds from the offering will be deposited into a separate bank account established by Underhill Securities Corp, and Underhill Securities Corp. shall act as trustee for persons having the beneficial interests in the account.

Prospectus Cover Page

2.	We note that you have removed information from the cover page describing the nature and requirements of a Rule 419 offering. Please restore this information or advise.

The information has been restored on the cover page.

3.	The first paragraph of the cover page refers to multiple underwriters. Please advise.

The reference to multiple underwriters has been removed.

The Offering, page 6

4.
We note that your revised summary discussion omits certain key provisions of Rule 419, including, for example, when and by whom the determination will be made that the offering is terminated or completed.  Also, as additional examples, we note that you do not discuss the percentage of net proceeds that must remain in the escrow account, what amount may be withdrawn and when, how net proceeds is calculated, how escrow is terminated, whether funds may be used for reimbursement of the company’s officer and director, and requirements regarding receipt of audited financial statements from the target.  Please revise to provide an appropriate summary discussion of the provisions of Rule 419.

This section has been revised to include an appropriate summary discussion of the provisions of Rule 419.

Release of Deposited Securities, page 7

5.
We note that you have added selling shareholder disclosure in the summary and plan of distribution despite the fact that this is not a selling shareholder registration statement.  Please make appropriate revisions.

This section has been revised to remove selling shareholder disclosure.

Deposit into Escrow Account, page 18

6.
We note that your revised disclosure on pages 18-21 of this section is nearly identical to the language of Section 3 of your escrow agreement.  Rather than reproduce multiple pages of contract provisions in their entirety, please revise to provide disclosure describing the relevant provisions of the escrow agreement in a manner that is both readily understood by investors and reflective of the specific terms of your transaction.  To this end, summarize and explain important provisions without tracking the language of the underlying document verbatim and reconcile any inconsistencies between your prospectus disclosure and the terms of the escrow agreement.  In the latter regard, we note, for example, the escrow agreement contemplates convertible securities, selling shareholders, the accrual of interest on subscription funds, and an escrow fee.  These features do not appear to reflect the current offering.  We also note that your prospectus disclosure indicates on pages 5, 24 and 53 that you need only locate a target within 18 months of effectiveness.  Please make appropriate revisions.

The requested revisions have been made.

Liquidity and Capital Resources, page 31

7.	We note your response to prior comment 31. Please revise to provide updated disclosure regarding your cash position in the summary.

The Company has provided updated disclosure regarding its cash position in the summary.  The cash position of the Company has remained the same ($542) since the last period ended June 30, 2011.

Financial Statements

8.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

The financial statements have been updated as required by Rule 8-08 of Regulation S-X.

Interim Financial Statements

Note 2 Significant Accounting Policies, page 53

9.
While we acknowledge your response to prior comment 16, we do not see the specified management representation on interim financial statements.  Accordingly, please revise to present the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

Note 2 to the interim financial statements has been revised to present the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

Exhibit 5.1

10.	Revise the fifth paragraph of the opinion to expressly limit your assumption regarding the due execution and delivery of documents to parties other than the company.

The fifth paragraph has been revised accordingly.

Consent of Independent Registered Public Accounting Firm – Exhibit 23.1

11.
To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountant with your next amendment.

We have provided a currently dated and signed consent from our independent auditor with Amendment No. 3 to our Registration Statement on Form S-1.

Yours truly,

/s/ Andrew J. Befumo
Andrew J. Befumo, Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer, President & Director